Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129842

PROSPECTUS SUPPLEMENT NO. 11

To Prospectus dated May 12, 2009

Computer Software Innovations, Inc.

13,252,672 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated May 12, 2009, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 13,252,672 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 8-K dated June 25, 2010 filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010.

The information contained in the report included in this Prospectus Supplement is dated as of the date set forth in such report. This Prospectus Supplement should be read in conjunction with the Prospectus dated May 12, 2009, as supplemented on June 23, 2010, April 22, 2010, April 14, 2010, April 1, 2010, March 9, 2010, December 23, 2009, November 19, 2009, September 25, 2009, August 14, 2009 and May 20, 2009, which Prospectus Supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated May 12, 2009, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 11 is July 2, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) June 25, 2010

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Extension of Subordinated Notes and Waiver

On June 25, 2010, Computer Software Innovations, Inc. (the “Company”) and each of the holders of certain Subordinated Promissory Notes dated February 11, 2005 (the “Subordinated Notes”) entered into an Extension of Subordinated Notes and Waiver dated June 24, 2010 (the “Extension”). Pursuant to the Extension:

•

the Company agreed to make, within five days of the date of approval of the Extension, principal payments on the notes totaling $875,200, $437,600 in the case of the Subordinated Note held by Barron Partners LP (“Barron”) and $87,520 each in the case of the other five note holders. These payments were made on June 29, 2010.

•

the maturity date of each Subordinated Note was extended from August 30, 2009 until no later than January 1, 2018, on which date all principal and accrued interest will be due and payable in full, if not earlier paid.

•

the Company, beginning October 1, 2010, will make quarterly payments on the Subordinated Notes of principal and accrued interest in the amount of $50,000 in the aggregate to be applied pro-rata among the note holders, $25,000 on the Barron Subordinated Note and $5,000 each on the other Subordinated Notes.

•

the Company expressed its intention to consider subsequent to each fiscal year end during the term of the Subordinated Notes whether it can make principal payments in addition to those expressly set forth in the Extension. Any such determination by the management and board of directors of the Company is in their sole discretion, and shall be based on factors they deem relevant, including but not limited to the financial performance of the Company during such fiscal year.

•	at the discretion of management and the board of directors of the Company, the remaining balance on the Subordinated Notes can be repaid in full at any time without penalty.

•	the Subordinated Notes will no longer be in default, and each note holder waived any existing or past default based upon the Company failing to make any payment of interest or principal when due.

•	despite the Subordinated Notes not being in default, they will continue to bear interest at the Default Rate of 15% until repaid.

•	except as modified by the Extension, all other terms and conditions of the Subordinated Notes were confirmed and shall remain in full force and effect.

The Subordinated Notes were issued on February 11, 2005 as a part of our reverse merger and recapitalization. The Subordinated Notes are unsecured and are subordinated to the Company’s senior debt, including its revolving credit and term debt with its bank lender. The original principal of all of the Subordinated Notes aggregated $3,750,400. At June 25, 2010, principal and accrued interest on the Subordinated Notes totaled $1,750,400 and $61,863, respectively. The Company has paid interest at the default rate of 15% per annum since the original maturity date of May 9, 2006, when the Company, with the support of its management, board of directors and the Bank elected to defer the payment and pay the default interest rate to use the funds to support working capital needs and investments in acquisitions. The Subordinated Notes were extended several times, the latest being May 14, 2009, when the maturity date of the Subordinated Notes was extended until August 30, 2009. Subsequent to such date and until the date of the Extension, the Company was unable to reach an agreement for an additional extension with Barron. The history of the Subordinated Notes was previously disclosed in the Company’s Form 8-K dated September 3, 2009, as well as in the Company’s From 10-Q for the period ended March 31, 2010 in Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—G. Liquidity and Capital Resources,” which disclosures are incorporated herein by reference.

In addition to Barron, which owns all of our preferred stock, the Subordinated Notes are held by the five shareholders of our predecessor, Computer Software Innovations, Inc., a South Carolina corporation. Four of these note holders are currently executive officers of the Company, and include: Nancy K. Hedrick, President and Chief Executive Officer; Thomas P. Clinton, Senior Vice President of Strategic Relationships; Beverly N. Hawkins, Senior Vice President of Software Development; and William J. Buchanan, Senior Vice President of Technical Delivery and Support. The fifth holder, Joe G. Black, formerly served as chief financial officer of the Company. The Extension and the related restructuring of the Subordinated Notes were approved by the Company’s three outside directors, none of whom have any interest in the Subordinated Notes.

The restructuring of the Subordinated Notes permits the Company to repay the remaining $875,000 in principal over an approximate seven-year period. Although the Company may choose to repay the Subordinated Notes earlier, particularly as a result of superior financial performance, the arrangement removes a default and gives the Company flexibility in managing its future liquidity and capital needs. Such future needs might include future acquisitions, and increased working capital relating to significant sales growth as a result of a turnaround in the general economy or increased Federal funding of technology expenditures for education.

The Extension was formulated in cooperation with the Company’s primary lender, RBC Bank (USA) (the “Bank”), which had previously waived any cross default under the Bank’s revolving and other credit facilities as a result of the previous default under the Subordinated Notes. In conjunction with the Company entering into the Extension, it also entered into a related modification of its credit facilities with the Bank, as described below.

The Extension is filed as Exhibit 10.1 and is incorporated herein by reference.

Modification of Revolving Credit Arrangements with RBC Bank (USA)

On June 25, 2010, the Company and the Bank entered into a modification of the revolving credit facility provided by the Bank to the Company. Specifically, the Company issued to the Bank its Second Amended and Restated Commercial Promissory Note dated June 25, 2010 in the amount of $8,000,000 (the “New Note”), and the Company and the Bank entered into a Modification Agreement dated June 25, 2010 (the “Modification”) which modified the Second Amended and Restated Loan and Security Agreement between the Company and the Bank dated September 14, 2007, as well as other related agreements. The Modification and the New Note:

•	permit the Company to utilize advances under its revolving credit facility to make payments on the Subordinated Notes, as provided in the Extension.

•	provided for the amendment of the Subordinated Notes by the Extension.

•

increased the Bank’s revolving line of credit from $7,000,000 to $8,000,000, for the purpose of accommodating the capital needed to fund the June 2010 payments of $875,000 on the Subordinated Notes as agreed in the Extension, while deferring any immediate impact on working capital line availability. The temporary $1,000,000 increase will be reduced annually as follows:

January 31, 2011	$7,800,000
January 31, 2012	$7,600,000
January 31, 2013	$7,400,000
January 31, 2014	$7,200,000
January 31, 2015	$7,000,000

•	extended the maturity date from August 31, 2011 until June 30, 2012.

The New Note and the Modification are filed as Exhibits 10.2 and 10.3, respectively, and are incorporated herein by reference.

The disclosure under Item 2.03 below is incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 above is incorporated herein by reference.

The revolving credit facility provided by the Bank is a facility under which we may borrow, repay and then re-borrow. Advances and repayments occur daily under the credit facility, reflecting cash receipts and the Company’s working capital needs. Set forth below is the outstanding balance as of specific dates through June 29, 2010. The balances presented reflect aggregate advances and pay downs which the Company deems material, or significant. Such information through May 13, 2010 was previously disclosed in our Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2010.

(Amounts in thousands)

Date	Loan Balance
May 18, 2010	$52
May 24, 2010	782
May 31, 2010	0
June 3, 2010	0
June 8, 2010	868
June 14, 2010	1,233
June 17, 2010	944
June 21, 2010	1,645
June 25, 2010	1,084
June 29, 2010	869

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are filed as part of this report:

Exhibit Number	Description

10.1*

Extension of Subordinated Notes and Waiver dated June 24, 2010 (executed June 25, 2010) between Computer Software Innovations, Inc. and Barron Partners LP, Joe G. Black, Nancy K. Hedrick, Beverly N. Hawkins, Thomas P. Clinton and William J. Buchanan.

10.2*	Second Amended and Restated Commercial Note dated June 25, 2010 from Computer Software Innovations, Inc. to RBC Bank (USA) in the amount of $8,000,000.

10.3*	Modification Agreement dated June 25, 2010 between Computer Software Innovations, Inc. and RBC Bank (USA).

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/S/ DAVID B. DECHANT
David B. Dechant
Chief Financial Officer

Dated: July 1, 2010

EXHIBIT INDEX

Exhibit Number	Description

10.1*

Extension of Subordinated Notes and Waiver dated June 24, 2010 (executed June 25, 2010) between Computer Software Innovations, Inc. and Barron Partners LP, Joe G. Black, Nancy K. Hedrick, Beverly N. Hawkins, Thomas P. Clinton and William J. Buchanan.

10.2*	Second Amended and Restated Commercial Note dated June 25, 2010 from Computer Software Innovations, Inc. to RBC Bank (USA) in the amount of $8,000,000.

10.3*	Modification Agreement dated June 25, 2010 between Computer Software Innovations, Inc. and RBC Bank (USA).

*	Filed herewith.

Exhibit 10.1

June 24, 2010

Andrew Barron Worden Barron Partners LP 730 Fifth Avenue, 25th Floor New York, NY 10019	Nancy K. Hedrick Beverly N. Hawkins Thomas P. Clinton William J. Buchanan Computer Software Innovations, Inc. 900 East Main Street, Suite T Easley, SC 29640
Joe G. Black 204 Mt. Calvary Church Road Easley, SC 29642

Re:	Extension of Subordinated Notes and Waiver

Ladies and Gentlemen:

Each of you is the holder of a separate Subordinated Promissory Note dated February 11, 2005 payable by Computer Software Innovations, Inc. (the “Company”) in the original principal amount of $1,875,200.00 in the case of Barron Partners LP (“Barron”) and $375,000.00 in the case of all individual holders (collectively, as amended by the Prior Extensions (as hereinafter defined), the “Notes” and each a “Note”). The remaining principal amount owing on the Notes as of the date of this letter is $875,200.00 in the case of Barron and $175,040.00 in the case of each of the individual holders. The Notes were originally due and payable in full on May 10, 2006, and pursuant to letter agreements (collectively, the “Prior Extensions”) dated April 23, 2008 and May 12, 2009 between the Company and the holders of the Notes (the “Noteholders”), the maturity date of the Notes was extended until March 31, 2009 and August 30, 2009, respectively. The principal amount of the Notes was not paid at the May 12, 2009 maturity and, accordingly, the Notes are currently in default. Pursuant to the Prior Extensions and the original terms of the Notes, the Company has paid all accrued interest due and payable to date at the default rate of fifteen percent (15%) per annum (the “Default Rate”).

Following recent discussions with each of you, the Company is proposing the following amendments, payments and waiver with respect to the Notes (collectively, the “Amendment and Waiver”):

1. The Company within five (5) days of the date of this letter will make principal payments on the Notes (the “Principal Payments”), $437,600.00 in the case of the Note held by Barron and $87,520.00 each in the case of the other Noteholders.

2. The maturity date of each Note will be extended from August 30, 2009 until January 1, 2018 (the “New Maturity Date”), on which date all principal and accrued interest will be due and payable in full on each Note to the respective Noteholders, or paid previously as intended and allowed for under 4. below.

3. The Company, beginning October 1, 2010, will make quarterly payments on the Notes of principal and accrued interest in the amount of $50,000.00 in the aggregate to be applied pro-rata among the Noteholders, $25,000.00 on the Barron Note and $5,000.00 each on the other Notes, until such time as the Notes are repaid in full.

4. The Notes, pursuant to their terms, may be pre-paid without penalty. It is the intention of the Company to consider subsequent to each fiscal year end during the term of the Notes whether it can make principal payments in addition to those set forth in paragraph 3 above. Any such determination by the management and board of directors of the Company shall be in their sole discretion, and shall be based on factors they deem relevant, including but not limited to the financial performance of the Company during such fiscal year.

5. As a result of the extension of the Notes described in the paragraphs above, the Notes will not be in default with respect to principal payments. Further, each Noteholder hereby waives any existing or past default based on the Company failing to make any payment of interest or principal when due.

6. Despite the Notes not being in default, the Notes will continue to bear interest at the Default Rate until the New Maturity Date.

7. Except as expressly modified by this Amendment and Waiver, all other terms and conditions of the Notes (as previously amended) shall continue in full force and effect and unchanged and are hereby confirmed in all respects. No novation is intended.

8. The Notes, the Prior Extensions and this Amendment and Waiver (A) embody the entire agreement and understanding between the parties hereto and thereto relating to the subject matter hereof and thereof, (B) supersede any and all prior agreements and understandings of such persons, oral or written, relating to the subject matter hereof and thereof, and (C) may not be amended, supplemented, contradicted or otherwise modified by evidence of prior, contemporaneous or subsequent oral agreements of the parties.

To evidence your agreement with the Amendment and Waiver of the Notes set forth above, please execute this letter in the signature space provided below and return the executed letter to me as soon as possible by facsimile or email. Upon receiving signed letters from all of the Noteholders, the Company will make the applicable Principal Payments to each of you. The Amendment and Waiver shall become effective with respect to a particular Note only when the Noteholder receives his or her agreed Principal Payment.

Please call me if you have any questions.

Sincerely,

/s/ David B. Dechant
David B. Dechant
Chief Financial Officer

BARRON PARTNERS LP

By:	Baron Capital Advisors LLC,
Its General Partner

By:	/s/ Andrew Barron Worden
Andrew Barron Worden,
Managing Member

/s/ Nancy K. Hedrick
Nancy K. Hedrick

/s/ Beverly N. Hawkins
Beverly N. Hawkins

/s/ Thomas P. Clinton
Thomas P. Clinton

/s/ William J. Buchanan
William J. Buchanan

/s/ Joe G. Black
Joe G. Black

Exhibit 10.2

Customer No.

Loan No.

RBC Bank (USA)	Second Amended and Restated Commercial Promissory Note

$8,000,000.00	Greenville, South Carolina
June 25, 2010

Second Amended and Restated Note

FOR VALUE RECEIVED, COMPUTER SOFTWARE INNOVATIONS, INC., a Delaware corporation (“Borrower”), promises to pay to RBC BANK (USA) (“Bank”), or order, the maximum sum of Eight Million and No/100 Dollars ($8,000,000.00), or so much thereof as shall have been disbursed from time to time and remains unpaid, together with interest at the rate and payable in the manner hereinafter stated. Principal and interest shall be payable at any banking office of Bank in the city or town indicated above, or such other place as the holder of this Note may designate. This Note evidences a revolving line of credit and during the term of this Note, so long as Borrower shall not be in default hereunder, Borrower shall have the right to borrow, make payments upon, and re-borrow monies hereunder.

Article I. Interest Rate.

Section 1. Rate of Accrual. Interest will accrue on the unpaid principal balance at the rate set forth in Section 1.2.1. until maturity of this Note, whether such maturity occurs by acceleration or on the Maturity Date. Interest will accrue on any unpaid balance owing under this Note, whether principal, interest, fees, premiums, charges or costs and expenses, after maturity at the rate set forth in Section 1.2.2. All accrual rates of interest under this Note will be contract rates of interest, whether a pre-default rate or a default rate, and references to contract rates in any loan documents executed and delivered by Borrower or others to Bank in connection with this Note shall be to such contract rates.

Section 2. Interest Rates.

2.1. Pre-Default Rate. Subject to the provisions of Section 1.2.2 below, interest payable on this Note per annum will accrue at two hundred fifty basis points (2.50%) plus the LIBOR Base Rate; provided, however, that in no event shall the total rate of interest payable on this Note be less than three percent (3%) per annum. The “LIBOR Base Rate” is the London Interbank Offer Rate for United States Dollars for a term of one month which appears on Telerate Page 3750, Bloomberg Professional Screen BBAM (or any generally recognized successor method or means of publication) as of 11:00 a.m., London time, two (2) London business days prior to the day on which the rate will become effective. The rate for the first month or part thereof will initially become effective on the date of the Note as shown on the face hereof. Thereafter, the rate will change and a new rate will become effective on the first calendar day of each succeeding month. If for any reason the London Interbank Offer Rate is not available, then the “LIBOR Base Rate” shall mean the rate per annum which banks charge each other in a market comparable to England’s Eurodollar market on short-term money in U.S. Dollars for an amount substantially equivalent to the principal amount due under this Note as determined at 11:00 A.M., London time, two (2) London business days prior to the day on which the rate will become effective, as determined in the Bank’s sole discretion. Bank’s determination of such interest rate shall be conclusive, absent manifest error.

2.2. Default Rate. Upon the nonpayment of any payment of interest described herein, Bank, at its option and without accelerating this Note, may accrue interest on such unpaid interest at a rate per annum (“Default Rate”) equal to the lesser of (i) the maximum contract rate of interest that may be charged to and collected from Borrower on the loan evidenced by this Note under applicable law or (ii) five percent (5.0%) plus the pre-default interest rate otherwise applicable hereunder, as set forth in Section 1.2.1. After maturity of this Note, whether by acceleration or otherwise, interest will accrue on the unpaid principal of this Note, any accrued but unpaid interest and all fees, premiums, charges and costs and expenses owing hereunder at the Default Rate until this Note is paid in full, whether this Note is paid in full, pre-judgment or post-judgment.

2.3. Variable Rate; Calculation of Interest.

2.3.1. Variable Rate. This is a variable rate note. Any change in the rate of interest payable under this Note will equal the change in the variable rate index to which such rate is tied, but the rate at which interest accrues under this Note shall never exceed the maximum contract rate which may be charged to and collected from Borrower on the loan evidenced by this Note under applicable law. Bank shall have no obligation to notify Borrower of adjustments in the rate of interest payable under this Note. Adjustments to the rate of interest will be effective on the date of change in the variable rate index.

2.3.2. Calculation of Interest. All interest payable under this Note shall accrue daily on the basis of the actual number of days elapsed and a year of three hundred sixty (360) days. In computing the number of days during which interest accrues, the day on which funds are initially advanced shall be included regardless of the time of day such advance is made, and the day on which funds are repaid shall be included unless repayment is credited prior to close of business. Payments in federal funds, immediately available in the place designated for payment, received by Bank prior to 2:00 p.m. local time at said place of payment, shall be credited as if received prior to close of business on the day the funds are immediately available; while other payments, at the option of Bank, may not be credited until such payments are immediately available to Bank, in federal funds, in the place designated for payment, prior to 2:00 p.m. local time at said place of payment on a day on which Bank is open for business.

Article II. Payment Terms.

Section 2.1. Interest Payment Terms. Payments under this Note include an interest component and a principal component. The principal component is set forth in Section 2.2 below. The interest component shall be paid as follows: interest shall be payable monthly, in arrears, beginning July 1, 2010 and continuing on the same calendar day of each consecutive month thereafter until the Maturity Date, when all accrued but unpaid interest is due and payable in full.

Section 2.2. Principal Payment Terms; Maturity Date. As stated in Section 2.1 above, payments under this Note include an interest component and a principal component. The interest component is set forth in Section 2.1 above. The principal component shall be paid as follows: Principal and interest shall be payable in one single payment on June 30, 2012 (herein referred to as the “Maturity Date”).

Section 2.3. Prepayment. This Note may be prepaid in whole, or in part at any time without penalty.

Section 2.4. Application of Payments. All payments made on this Note shall be applied first to payment of all late fees, charges, premiums and costs and expenses due but unpaid under this Note, then to accrued but unpaid interest and finally to principal, in the inverse order of the payment dates therefor, unless Bank determines in its sole discretion to apply payments in a different order or applicable law requires a different application of payments. The partial prepayment of this Note, if permitted, shall not result in a payment holiday or any other deferral of any regularly scheduled payments under this Note, all of which shall be made as and when the same are scheduled to be paid.

Article III. Loan Agreement and Security.

Section 1. Loan Agreement. The loan evidenced by this Note was made pursuant to a commitment letter (“Commitment Letter”) from Bank to Borrower dated September 10, 2007. Borrower and Bank have entered into a Second Amended and Restated Loan and Security Agreement dated September 14, 2007, as amended (“Loan and Security Agreement”). Borrower shall perform and abide by, as and when so required, each and all of the covenants, terms and conditions imposed upon or applicable to Borrower in the Loan and Security Agreement and all security documents and other agreements referenced in the Loan and Security Agreement. In the event of any conflict between the terms of this Note and the terms of the Loan and Security Agreement, the terms of the Loan and Security Agreement shall prevail, except that the terms of this Note shall prevail with respect to the payment obligations of Borrower.

Section 2. Security Documents. This Note is secured by (1) the Loan and Security Agreement, (2) the security documents and other supporting obligations identified in the Loan and Security Agreement, (3) the security documents and other supporting obligations which reference that they secure this Note or the Loan and Security Agreement, (4) any security documents and other supporting obligations which reference that they secure all indebtedness or other obligations owing from time to time by Borrower to Bank, and (5) any security documents and other supporting obligations which reference that they secure all indebtedness from time to time owing from Borrower to Bank other than consumer credit as defined under the Federal Reserve Board’s Regulation Z (Truth-in-Lending) (12 CFR 226 et seq.) (“security documents”).

Article IV. Default and Acceleration.

Section 1. Late Charges and Expenses. Borrower agrees to pay, upon demand by Bank or if demand is not sooner made, on maturity of this Note, whether such maturity occurs by acceleration or on the Maturity Date, for each payment past due for fifteen (15) or more calendar days, a late charge in an amount equal to the lesser of (1) four percent (4%) of the amount of the payment past due or (2) the maximum percentage of the payment past due permitted by applicable law, or the maximum amount if not expressed as a percentage. If this Note is not paid in full whenever it becomes due and payable, Borrower agrees to pay all costs and expenses of collection, including reasonable attorneys’ fees. Borrower hereby stipulates that reasonable attorneys’ fees shall be fifteen percent (15%) of the outstanding balance (principal, interest, fees, premiums, charges and costs and expenses) owing under this Note after default and referral to an attorney not a salaried employee of Bank.

Section 2. Default. Any Event of Default under the Loan and Security Agreement shall constitute an event of default (“Event of Default”) under this Note.

Section 3. Acceleration. Upon the occurrence of an Event of Default, (1) the entire unpaid principal balance of this Note, together with all other amounts owing and all other amounts to be owing under this Note, shall, at the option of Bank, become immediately due and payable, without notice or demand, and (2) the Bank may, both before and after acceleration, exercise any of and all of its other rights and remedies under this Note and the other loan documents, as well as any additional rights and remedies it may have at law and it may have in equity, to recover full payment of the balance (principal, interest, fees, premiums, charges and costs and expenses) owing under this Note. The failure by Bank to exercise any of its options shall not constitute a waiver of the right to exercise same in the event of any subsequent default.

Article V. Miscellaneous.

Section 1. Use and Application of Terms. To the end of achieving the full realization by Bank of its rights and remedies under this Note, including payment in full of the loan evidenced hereby, in using and applying the various terms, provisions and conditions in this Note, the following shall apply: (1) words in the masculine gender mean and include correlative words of the feminine and neuter genders and words importing the singular numbered meaning include the plural number, and vice versa; (2) words importing persons include firms, companies, associations, general partnerships, limited partnerships, limited liability partnerships, limited liability limited partnerships, limited liability companies, trusts, business trusts, corporations and legal entities, including public and quasi-public bodies, as well as individuals; (3) the term “Note” refers to this Commercial Promissory Note, the term “loan document” refers to this Note, the Loan and Security Agreement and any security documents and other documents and agreements executed and delivered to Bank or others on Bank’s behalf in connection with this Note, and the term “Borrower” refers to all signatories of this Note collectively and severally, as the context of this Note requires, and all signatories of this Note shall be and the same are jointly and severally liable hereunder; (4) as the context requires, the word “and” may have a joint meaning or a several meaning and the word “or” may have an inclusive meaning or an exclusive meaning; (5) the term “subsidiary” means any registered organization or other organization (i) the majority (by number of votes) of the outstanding voting interests of which is at the time owned or controlled by Borrower, or by one or more subsidiaries of Borrower, or Borrower and one or more subsidiaries of Borrower, or (ii) otherwise controlled by or within the control of Borrower or any subsidiary; (6) the other loan documents shall be applied and construed in harmony with each other to the end that Bank is ensured repayment of the loan evidenced by this Note in accordance with the terms of this Note and such other loan documents, and this Note and the other loan documents shall not be applied, interpreted and construed more strictly against a person because that person or that person’s attorney drafted this Note or any of the other loan documents, provided that, in the event of a conflict between the terms of this Note and any other loan documents (on the one hand) and the Loan and Security Agreement (on the other hand), the terms of the Loan and Security Agreement shall prevail; (7) Bank does not intend to and shall not reserve, charge or collect interest, fees or charges hereunder in excess of the maximum rates or amounts permitted by applicable law and if any interest, fees or charges are reserved, charged or collected in excess of the maximum rates or amounts, it shall be construed as a mutual mistake, appropriate adjustments shall be made by Bank and to the extent paid, the excess shall be returned to the person making such a payment; (8) wherever possible each provision of this Note shall be interpreted and applied in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited or invalid under such law, or the application thereof shall be prohibited or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Note, or the application thereof shall be in a manner and to an extent permissible under applicable law; and (9) any capitalized terms used herein and not defined in the specific section in which they are used shall have the meanings assigned to such terms in the Loan and Security Agreement.

Section 2. Documentary and Intangibles Taxes. To the extent not prohibited by law and notwithstanding who is liable for payment of the taxes and fees, Borrower shall pay, on Bank’s demand, all intangible personal property taxes, documentary stamp taxes, excise taxes and other similar taxes assessed, charged or required to be paid in connection with the loan evidenced by this Note, or any extension, renewal or modification of such loan, or assessed, charged or required to be paid in connection with any of the loan documents.

Section 3. Maintenance of Records by Bank. Bank is authorized to maintain, store and otherwise retain the loan documents in their original, inscribed tangible forms or records thereof in an electronic medium or other non-tangible medium which permits such records to be retrieved in perceivable forms.

Section 4. Right of Set-off; Recoupment. Upon the occurrence of an Event of Default, Bank is authorized and empowered to apply to the payment hereof, any and all money deposited in Bank in the name of or to the credit of Borrower, without advance notice, and is authorized to offset any obligation of Bank to Borrower to the payment hereof and is authorized to exercise its rights of recoupment relative to Borrower.

Section 5. Waiver. Borrower waives presentment, demand, protest and notice of dishonor, waives any rights which it may have to require Bank to proceed against any other person or property, agrees that without notice to any person and without affecting any person’s liability under this Note, Bank, at any time or times, may grant extensions of the time for payment or other indulgences to any person or permit the renewal, amendment or modification of this Note or any other agreement executed and delivered by any person in connection with this Note, or permit the substitution, exchange or release of any security for this Note and may add or release any person primarily or secondarily liable, and agrees that Bank may apply all moneys made available to it from any part of the proceeds from the disposition of any security for this Note either to this Note or to any other obligation of Borrower to Bank, as Bank may elect from time to time. No act or inaction of Bank under this Note shall be deemed to constitute or establish a “course of performance or dealing” that would require Bank to so act or refrain from acting in any particular manner at a later time under similar or dissimilar circumstances.

Section 6. Jury and Jurisdiction. This Note shall be governed by and construed in accordance with the substantive laws of the State of South Carolina, excluding, however, the conflict of law and choice of law provisions thereof, and except to the extent that the Code of another jurisdiction is otherwise applicable to the Collateral. Borrower, to the extent permitted by law, waives any right to a trial by jury in any action arising from or related to this Note.

Section 7. Successors and Assigns. This Note shall apply to and bind Borrower’s and Bank’s heirs, personal representatives, successors and assigns. All references in this Note to Bank shall include the holder hereof and this Note shall inure to the benefit of any holder, its successors and assigns; and, Borrower waives and will not assert against any transferee or assignee of this Note any claims, defenses, set-offs or rights of recoupment which Borrower could assert against Bank, except defenses which Borrower cannot waive. Borrower acknowledges that Customer Numbers and Loan Numbers may be added to this Note after execution and delivery of this Note by Borrower and if there is a section denoted “BANK USE ONLY”, the information under such section may also be completed by Bank after execution and delivery of this Note. In addition, in the event the date of this Note is omitted, Borrower consents to Bank inserting the date.

Section 8. Anti-Money Laundering and Anti-Terrorism. Borrower represents, warrants and covenants to Bank as follows: (1) Borrower (a) is not and shall not become a person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and

Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (b) does not engage in and shall not engage in any dealings or transactions prohibited by Section 2 of such executive order, and is not and shall not otherwise become associated with any such person in any manner violative of Section 2, (c) is not and shall not become a person on the list of Specially Designated Nationals and Blocked Persons, and (d) is not and shall not become subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order; (2) Borrower is and shall remain in compliance, in all material respects, with (a) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) the Uniting And Strengthening America By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act of 2001); and (3) Borrower has not and shall not use all or any part of the proceeds, advances or other amounts or sums evidenced by this Note, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

Section 5.9. Amendment and Restatement. This Second Amended and Restated Promissory Note amends and restates in its entirety that certain Amended and Restated Commercial Promissory Note dated September 14, 2007 in the original maximum principal amount of Seven Million and No/100 Dollars ($7,000,000.00), executed and delivered by Borrower to Bank (the “Original Note”). This Second Amended and Restated Note is not a new obligation and shall not constitute a novation of the indebtedness in connection with the Original Note or any other Loan Documents, all of which are being herewith modified to incorporate therein the terms hereof, but which shall otherwise remain in full force and effect and unchanged. This Second Amended and Restated Note is and shall be secured by the Loan Documents as fully as the Original Note.

(Signatures Begin on the Next Page)

The undersigned has executed this Second Amended and Restated Note as of the day and year first above stated.

COMPUTER SOFTWARE INNOVATIONS, INC.		Witness:

By:	/s/ David B. Dechant	/s/ Wendy S. Metcalf
	David B. Dechant, Chief Financial Officer	Print Name: Wendy S. Metcalf

Exhibit 10.3

Return to:

Erika B. Newsom, Esq.

Smith Moore Leatherwood, LLP

300 E. McBee Avenue, Suite 500

Greenville, South Carolina 29601

Space Above Line for Processing Data

RBC Bank (USA)	Modification Agreement (Cover Page)

Prepared by:
Erika B. Newsom, Esq.
Smith Moore Leatherwood, LLP
300 E. McBee Avenue, Suite 500
Greenville, South Carolina 29601

State of South Carolina	County of Greenville

From:	COMPUTER SOFTWARE INNOVATIONS, INC., a Delaware corporation (“Borrower”), with a business/mailing address of 900 East Main Street, Suite T, Easley, South Carolina 29640.

To:

RBC BANK (USA) (“Bank”), with a business address of 134 N. Church Street, Rocky Mount, North Carolina 27804 and a mailing address of Post Office Box 1220, Rocky Mount, North Carolina 27802-1220, which mailing address is the place to which all notices and communications should be sent to Bank regarding this Modification Agreement.

Date:	June 25, 2010

Cross Reference to Recorded Documents Modified:	N/A

Original Principal Debt:	$8,000,000.00

Current Principal Debt:	$1,084,000.00

Customer No.

Loan No.

RBC Bank (USA)	MODIFICATION AGREEMENT

THIS MODIFICATION AGREEMENT (“Modification Agreement”), entered into as of June 25, 2010, by COMPUTER SOFTWARE INNOVATIONS, INC. (“Borrower”) with a mailing address of 900 East Main Street, Suite T, Easley, South Carolina 29640, and RBC BANK (USA) (“Bank”), with a mailing address of Post Office Box 1220, Rocky Mount, North Carolina 27802-1220.

A.

Borrower made and issued to Bank an amended and restated promissory note dated September 14, 2007 in the original principal amount of $7,000,000 (the “Original Note”). Bank and Borrower have agreed to substitute a Second Amended and Restated Promissory Note made and issued to Bank on June 25, 2010 in the original principal amount of $8,000,000 for the Original Note, and Bank has agreed to cancel the Original Note, as indicated on Attachment 1 attached hereto.

B.

As indicated on Attachment 1, the Note is secured and the security is set forth in that certain Second Amended and Restated Loan and Security Agreement dated September 14, 2007 by and between Borrower and Bank (the “Loan and Security Agreement”).

C.

The Note, the Loan and Security Agreement and any security documents described on Attachment 1 and any other loan and security documents that are outstanding with respect to the extension of credit evidenced by the Note, even if not listed on Attachment 1, are hereinafter collectively referred to as the “Contract” and the Contract is hereby incorporated herein as a part of this Modification Agreement.

D.

Bank and Borrower mutually desire to modify the provisions of the Contract in the manner hereinafter set out, it being specifically understood and agreed that, except as herein modified, the terms and provisions of the Contract and the individual instruments, documents and agreements that make up the Contract shall remain unchanged and the Contract, as herein modified, shall continue in full force and effect as therein and herein written.

NOW, THEREFORE, Bank and Borrower, in consideration of the premises and the sum of One Dollar ($1.00) to each in hand paid by the other, receipt and sufficiency of which are hereby acknowledged by each, do hereby agree as follows:

Section 1. Modification. The Contract as it relates to the Note and the Loan and Security Agreement shall be, and the same is, modified in the manner set forth in Attachment 2.

Section 2. Effect of Modification. Nothing contained in this Modification Agreement shall in any way impair the security now held for the indebtedness evidenced by the Contract or the lien priority thereof, nor waive, annul, vary or affect any provision, condition, covenant and agreement contained in the Contract, nor affect or impair any rights, powers and remedies under the Contract, except as herein specifically modified to do any one or more of the foregoing. If any provision in this Modification Agreement shall be interpreted or applied by a court or other tribunal with personal and subject matter jurisdiction over the parties hereto and the Contract, as modified, so as to impair the security now held for the indebtedness or lien priority thereof, or do any one or more of any of the foregoing, such provision shall be ineffective to the extent it causes an impairment of such security or the lien priority thereof or causes any of such other consequences, or the application thereof shall be in a manner and to an extent which does not impair such security or the lien priority thereof, or result in the occurrence of any of the other consequences. This Modification Agreement does not extend the expiration dates or enlarge the terms of any property, physical damage, credit and any other insurance written in connection with or financed by said Contract.

Section 3. Financing Statements. Borrower irrevocably authorizes Bank to file such financing statements as may be necessary to protect, in Bank’s opinion, Bank’s security interests and liens and, to the extent Bank deems necessary or appropriate, to sign the name of Borrower with the same force and effect as if signed by Borrower and to make public in financing statements and other public filings such information regarding Borrower as Bank deems necessary or appropriate, including, without limitation, federal tax identification numbers, social security numbers and other identifying information.

Section 4. Credit Investigations; Bank’s Responsibilities. Bank is irrevocably authorized by Borrower to make and have made such credit investigations as it deems appropriate to evaluate Borrower’s credit, personal and financial standing and employment, and Borrower authorizes Bank to share with consumer reporting agencies and creditors its experiences with Borrower and other information in Bank’s possession relative to Borrower. Bank shall not have any obligation or responsibility to do any of the following: (1) protect and preserve any collateral and other security given or to be given in connection with the Contract, as herein modified, against the rights of third persons having an interest therein; (2) provide information to third persons relative to the Contract, as herein modified, Bank’s liens and security interests in any collateral and other security, or otherwise with respect to Borrower; and (3) subordinate its liens and security interests in any collateral and other security to the interests of any third persons or to enter into control agreements relative to such collateral and other security.

Section 5. Usury. Bank does not intend to and shall not reserve, charge and collect interest, fees and charges under the Contract, as herein modified, in excess of the maximum rates and amounts permitted by applicable law. If any interest, fees and charges are reserved, charged and collected in excess of the maximum rates and amounts, it shall be construed as a mutual mistake, appropriate adjustments shall be made by Bank and to the extent paid, the excess shall be returned to the person making such a payment.

Section 6. Documentary Stamps, etc. To the extent not prohibited by law and notwithstanding who is liable for payment of the taxes and fees, Borrower shall pay, on Bank’s demand, all intangible taxes, documentary stamp taxes, excise taxes and other similar taxes assessed, charged and required to be paid in connection with this Modification Agreement, and any future extension, renewal and modification of the Contract, or assessed, charged and required to be paid in connection with any of the loan documents which make up the Contract.

Section 7. Anti-Terrorism. Borrower represents, warrants and covenants to Bank as follows: (1) Borrower (a) is not and shall not become a person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (b) does not engage in and shall not engage in any dealings or transactions prohibited by Section 2 of such executive order, and is not and shall not otherwise become associated with any such person in any manner violative of Section 2, (c) is not and shall not become a person on the list of Specially Designated Nationals and Blocked Persons, and (d) is not and shall not become subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order; (2) Borrower is and shall remain in compliance, in all material respects, with (a) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) the Uniting And Strengthening America By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act of 2001); and (3) Borrower has not and shall not use all or any part of the extension of credit evidenced by the Note, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

Section 8. Costs and Expenses. All of the costs and expenses incurred by Bank in connection with this Modification Agreement shall be paid by Borrower upon the request of and at the time of demand for payment thereof made by Bank on Borrower. As used herein, “costs and expenses” include, without limitation, reasonable attorneys’ fees and fees of legal assistants, and reasonable fees of accountants, engineers, surveyors, appraisers and other professionals or experts – and all references to attorneys’ fees or fees of legal assistants, or fees of accountants, engineers, surveyors, appraisers or other professionals or experts shall mean reasonable fees.

Section 9. Maintenance of Records. Bank is authorized to maintain, store and otherwise retain this Modification Agreement and the other documents constituting the Contract in their original, inscribed tangible forms or records thereof in an electronic medium or other non-tangible medium which permits such records to be retrieved in perceivable forms.

Section 10. Waiver of Jury Trial. Borrower, to the extent permitted by law, waives any right to a trial by jury in any action arising from or related to this Modification Agreement and waives any right to a trial by jury in any action or proceeding arising from or related to the Contract, as herein modified.

Section 11. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State whose laws govern the Contract, excepting, however, its conflict of law provisions.

Section 12. Reservation of Rights; Entire Agreement. Bank does hereby reserve all rights and remedies it may have against all parties secondarily liable for repayment of the indebtedness evidenced by the Contract. The Contract, as herein modified, contains the entire agreement of the parties and the undersigned do hereby ratify and confirm the terms of the Contract, all of which shall remain in full force and effect, as modified herein. This Modification Agreement shall be binding upon any assignee and successor in interest of the parties hereto. Borrower waives and will not assert against any transferee and assignee of Bank any claims, defenses, set-offs and rights of recoupment which Borrower could assert against Bank, except defenses which Borrower cannot waive. All references herein to the “Modification Agreement” include any supplemental agreements filed of record to reflect modifications of any of the instruments, documents and other agreements making up the Contract that are of record.

(Signatures On Next Page)

The undersigned have executed this Modification Agreement under seal as of the day and year first above stated.

BANK:

RBC BANK (USA)

/s/ Charles H. Arndt
Charles H. Arndt, Senior Vice President

COMPUTER SOFTWARE INNOVATIONS, INC.		Witness:

By:	/s/ David B. Dechant	/s/ Wendy S. Metcalf
	David B. Dechant, Chief Financial Officer	Print Name: Wendy S. Metcalf

Attachment 1

To

Modification Agreement

1.	Describe Note (Date, Original Amount, Current Amount and all Modifications):

A.

Second Amended and Restated Commercial Promissory Note from Computer Software Innovations, Inc. to RBC Bank (USA) dated June 25, 2010 in the original principal amount of $8,000,000.00, with a current outstanding balance of $1,084,000.00.

2.	Describe Security Documents (Type, Date and if recorded, Recording Information):

A.

Second Amended and Restated Loan and Security Agreement by and between Computer Software Innovations, Inc. and RBC Centura Bank (now known as RBC Bank (USA)) dated September 14, 2007; as amended by a Modification to Revolving Facility dated June 30, 2008; as further amended by a Modification Agreement dated September 11, 2008; and as further amended by a Modification Agreement dated December 21, 2009.

B.	UCC-1 Financing Statement, filed on January 31, 2007 in the Department of State for Delaware as No. 2007 0088061.

Attachment 2

to

Modification Agreement

The Contract shall be, and the same is, modified as follows:

1. The maturity date stated in the Note is changed to June 30, 2012 and to the extent the maturity date is stated in any of the other individual instruments, documents and agreements that make up the Contracts, the maturity date stated therein is changed to the date stated herein.

2. Section 2.1(a)(i) of the Loan and Security Agreement is hereby modified so that after modification, it shall read as follows:

(i) General. At any time from the date hereof through the Revolving Maturity Date, Bank agrees to make advances (“Advance” or “Advances”) to Borrower to fund short-term working capital, for general corporate purposes of Borrower, and for those payments on Subordinated Debt as set forth in the Letter Agreement – and not for any other purpose. Unless otherwise agreed, Bank will make Advances on a daily basis, provided that the aggregate amount of outstanding Advances shall not exceed at any time (i) the lesser of (A) the available amount under the Revolving Facility or (B) the Borrowing Base. If no Event of Default has occurred and is continuing, amounts borrowed under the Revolving Facility may be repaid and reborrowed at any time prior to the Revolving Maturity Date.

3. Section 7.13 of the Loan and Security Agreement is hereby modified so that after modification, it shall read as follows:

7.13 Subordinated Debt. Except for scheduled payments of interest and/or principal on any Subordinated Debt to the stockholders of Borrower, including those payments permitted under the Letter Agreement, Borrower shall not make any payment in respect of any Subordinated Debt, or permit any of its Subsidiaries to make any such payment, except in compliance with the terms of such Subordinated Debt, or amend any provision contained in any documentation relating to the Subordinated Debt, including the Letter Agreement, without Bank’s prior written consent.

4. Exhibit A to the Loan and Security Agreement is hereby modified so that after modification, the following definitions shall be added or modified, as applicable, to read as follows:

“Letter Agreement” means that certain letter agreement dated June 24, 2010 by and among Borrower, Barron Partners, LP, Nancy K. Hedrick, Beverly N. Hawkins, Thomas P. Clinton, William J. Buchanan, and Joe G. Black regarding payments of Subordinated Debt by Borrower, which is attached hereto as Exhibit C.

“Revolving Facility” means a revolving line of credit and Credit Extensions thereon, in a principal amount not to exceed $8,000,000.00; provided, however, that the available amount under the revolving line of credit shall automatically reduce as follows: on January 31, 2011, to $7,800,000; on January 31, 2012, to $7,600,000; on January 31, 2013, to $7,400,000; on January 31, 2014, to $7,200,000; and on January 31, 2015, to $7,000,000. Borrower shall immediately repay any advances in excess of borrowing limitations effective following any such date of reduction. To the extent such principal amount is stated in any of the other individual instruments, documents and agreements that make up the Contract, the principal amount shall be adjusted in accordance with the terms herein.

“Revolving Maturity Date” means June 30, 2012.

Except as modified herein, each of the loan and security documents outstanding with respect to the extension of credit evidenced by the Note set forth on Attachment 1, remains in full force and effect and legally binding and enforceable against the Borrower.